1875 K Street N.W.

Washington, DC 20006-1238

Tel: 202 303 1000

Fax: 202 303 2000

June 18, 2020

VIA EDGAR

Ms. Deborah O'Neal-Johnson

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:       iShares Trust (the "Trust")

(Securities Act File No. 333-92935 and

Investment Company Act File No. 811-09729)

Post-Effective Amendment No. 2,340

Dear Ms. O'Neal-Johnson:

This letter responds to your comments with respect to post-effective amendment ("PEA") number 2,340 to the registration statement of the Trust, filed pursuant to Rule 485(a) under the Securities Act of 1933 ("Securities Act"), on behalf of iShares Short Treasury Bond ETF, a series of the Trust (the "Fund").

The Securities and Exchange Commission (the "Commission") staff (the "Staff") provided comments to the Trust on June 5, 2020. For your convenience, the Staff's comments are summarized below and each comment is followed by the Trust's response. Capitalized terms have the meanings assigned in the Fund's prospectus unless otherwise defined in this letter.

Comment 1: Please provide a revised fee table and expense example to the Staff one week in advance of effectiveness.

Response: The requested information has been provided.

Comment 2: Please confirm that the Fund will include performance of the prior underlying index for one year.

Response: The Trust confirms that the Fund will include the requested performance information.

Comment 3: Consistent with ADI 2019-08, please order the summary of principal risks based on those risks that that are reasonably likely to adversely affect the Fund's net asset value, yield, and total return.

Securities and Exchange Commission

June 18, 2020

Response: The Trust is reviewing the guidance from the Division of Investment Management internally. Additionally, the Trust respectfully notes the following language currently in the sections entitled "Fund Overview - Summary of Principal Risks," "A Further Discussion of Principal Risks" and "A Further Discussion of Other Risks":

"The order of the below risk factors does not indicate the significance of any particular risk factor."

****

Sincerely,

/s/ Benjamin J. Haskin

Benjamin J. Haskin

cc:Deepa Damre Adithya Attawar Nadia Persaud Nick Cordell Michael Gung George Rafal Anne Choe James Hahn